UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AirMedia Group Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G0135J 109
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G0135J 109

1	NAMES OF REPORTING PERSONS Global Gateway Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		26,100,000 ordinary shares in the form of American Depositary Shares (“ADSs”), each representing two ordinary shares of the issuer. Each of CDH China Growth Capital Fund II, L.P. and CDH China Growth Capital Holdings Company Limited may also be deemed to have sole voting power with respect to the above shares. (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,100,000 ordinary shares in the form of ADSs, each representing two ordinary shares of the issuer. Each of CDH China Growth Capital Fund II, L.P. and CDH China Growth Capital Holdings Company Limited may also be deemed to have sole voting power with respect to the above shares. (See Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,100,000 ordinary shares in the form of ADSs, each representing two ordinary shares of the issuer

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.90%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Page 2 of 11 Pages

CUSIP No.	G0135J 109

1	NAMES OF REPORTING PERSONS CDH China Growth Capital Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		26,100,000 ordinary shares in the form of ADSs, each representing two ordinary shares of the issuer. Each of Global Gateway Investments Limited and CDH China Growth Capital Holdings Company Limited may also be deemed to have sole voting power with respect to the above shares. (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,100,000 ordinary shares in the form of ADSs, each representing two ordinary shares of the issuer. Each of Global Gateway Investments Limited and CDH China Growth Capital Holdings Company Limited may also be deemed to have sole voting power with respect to the above shares. (See Item 4).

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,100,000 ordinary shares in the form of ADSs, each representing two ordinary shares of the issuer

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.90%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

Page 3 of 11 Pages

CUSIP No.	G0135J 109

1	NAMES OF REPORTING PERSONS CDH China Growth Capital Holdings Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		26,100,000 ordinary shares in the form of ADSs, each representing two ordinary shares of the issuer. Each of CDH China Growth Capital Fund II, L.P. and Global Gateway Investments Limited may also be deemed to have sole voting power with respect to the above shares. (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,100,000 ordinary shares in the form of American Depositary Shares, each representing two ordinary shares of the issuer. Each of CDH China Growth Capital Fund II, L.P. and Global Gateway Investments Limited may also be deemed to have sole dispositive power with respect to the above shares. (See Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,100,000 ordinary shares in the form of American Depositary Shares, each representing two ordinary shares of the issuer

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.90%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Page4 of 11 Pages

CUSIP No.	G0135J 109

Item 1(a).	Name of Issuer:

AirMedia Group Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

17/F, Sky Plaza No. 46 Dongzhimenwai Street Dongcheng District, Beijing 100027 People’s Republic of China

Item 2(a).	Name of Person Filing:

Global Gateway Investments Limited CDH China Growth Capital Fund II, L.P. CDH China Growth Capital Holdings Company Limited

Item 2(b).	Address of Principal Business Office, or if None, Residence:
For all reporting persons herein:

c/o CDH Investment Advisory Private Limited One Temasek Avenue, #18-02, Millenia Tower, Singapore 039192

Item 2(c).	Citizenship:

Global Gateway Investments Limited — British Virgin Islands CDH China Growth Capital Fund II, L.P. — Cayman Islands CDH China Growth Capital Holdings Company Limited — Cayman Islands

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

G0135J 109

Item 3.	Not Applicable

Item 4.	Ownership.

The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2009:

			Sole power	Shared power	Sole power	Shared power
	Amount		to vote or	to vote or	to dispose or	to dispose or
	beneficially	Percent	direct the	to direct the	to direct the	to direct the
Reporting Person	owned	of class	vote	vote	disposition of:	disposition of
Global Gateway Investments Limited	26,100,000	19.90%	26,100,000	0	26,100,000	0
CDH China Growth Capital Fund II, L.P.	26,100,000	19.90%	26,100,000	0	26,100,000	0
CDH China Growth Capital Holdings Company Limited	26,100,000	19.90%	26,100,000	0	26,100,000	0

Page 6 of 11 Pages

CUSIP No.	G0135J 109

Global Gateway Investments Limited is the beneficial owner of 26,100,000 ordinary shares in the form of American Depositary Shares, each representing two ordinary shares of the issuer. CDH China Growth Capital Fund II, L.P. (“CDH Fund II”) owns 100% of the total outstanding shares of Global Gateway Investments Limited. CDH China Growth Capital Holdings Company Limited (“CDH Growth Capital Holdings”) is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II.

The investment committee of CDH Growth Capital Holdings comprises Shangzhi Wu, Shuge Jiao and Xinlai Liu. Changes to the investment committee require the approval of the directors of CDH Growth Capital Holdings. The directors of CDH Growth Capital Holdings are nominated by the principal shareholders of CDH Growth Capital Holdings, being (i) an affiliate of Capital Z Partners, (ii) an affiliate of the Government of Singapore Investment Corporation, and (iii) China Diamond Holdings II, L.P., a British Virgin Islands limited partnership controlled by senior members of the CDH Fund II investment team. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Shangzhi Wu, Shuge Jiao and Xinlai Liu may be deemed to share beneficial ownership of the ordinary shares held by Global Gateway Investments Limited. Such persons disclaim such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

Page 7 of 11 Pages

CUSIP No.	G0135J 109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 1, 2010

Global Gateway Investments Limited	By:	/s/ Wu Shangzhi
		Name:	Wu Shangzhi
		Title:	Director

CDH China Growth Capital Fund II, L.P.	By:	CDH China Growth Capital Holdings Company Limited, its General Partner

By:	/s/ Wu Shangzhi
	Name:	Wu Shangzhi
	Title:	Director

CDH China Growth Capital Holdings Company Limited	By:	/s/ Wu Shangzhi
		Name:	Wu Shangzhi
		Title:	Director

Page 8 of 11 Pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement